Exhibit 99.67
Second Quarter 2010: Theratechnologies Reports Lower Burn Rate and Good Financial Position
Montréal, Canada — July 7, 2010 - Theratechnologies (TSX: TH) today announced its financial results for the second quarter ended May 31, 2010. For reference, the complete Management’s Discussion and Analysis with the associated Financial Statements can be found at www.theratech.com/en/investor-relations/financial-reports-theratechnologies.php or www.sedar.com.
Second quarter financial highlights included:
➢	Consolidated revenues of $2,226,000

➢	Burn rate of $4,387,000, a year-over-year decrease of 12% (adjusted burn rate of $6,098,000)

➢	Liquidity of $51,050,000 at May 31, 2010
“Operating and financial results are in line with the objectives of the Company,” noted Mr. Luc Tanguay, Senior Executive Vice President & CFO of Theratechnologies. “With liquidities in excess of $50 million and a lower burn rate over the previous year, we are in a good position to pursue our business plan,” Mr. Tanguay added.
Financial Highlights
For the three-month and six-month periods ending May 31, 2010:
➢	Consolidated revenues amounted to $2,226,000 for the quarter and $4,521,000 for the six-month period, compared to $2,317,000 and $4,326,000 for the corresponding periods in 2009.

➢	Research and development (“R&D”) expenses are significantly lower than those of the previous year, reflecting the completion of the tesamorelin Phase 3 clinical program in 2009. Before tax credits, R&D expenses totalled $4,259,000 for the quarter and $8,368,000 for the six-month period, compared to $5,696,000 and $12,011,000 for the corresponding periods in 2009, representing decreases of 25% and 30% respectively. The R&D expenses incurred in the second quarter of 2010 are mainly related to the primary objective of the Company, which involves the regulatory activities connected with the preparation for the U.S. Food and Drug Administration (“FDA”) Advisory Committee meeting.

➢	General and administrative expenses amounted to $2,057,000 for the quarter and $3,858,000 for the six-month period, compared to $1,857,000 and $4,178,000 for the corresponding periods in 2009.

➢	Selling and market development expenses amounted to $764,000 for the quarter and $1,380,000 for the six-month period compared to $540,000 and $1,021,000 for the corresponding periods in 2009. The increase in the selling and market development expenses is principally due to business development and market research expenses for territories outside the United States. These expenses also include activities associated with the management of the collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”).

➢	Net loss: The Company recorded a net loss of $4,823,000 ($0.08 per share) for the quarter and $9,090,000 ($0.15 per share) for the six-month period compared to net losses of $5,430,000 ($0.09 per share) and $16,184,000 ($0.27 per share) for the corresponding periods in 2009.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

➢	Financial Position
o	At May 31, 2010, liquidities, which include cash and bonds, amounted to $49,048,000, and tax credits receivable amounted to $2,002,000, for a total of $51,050,000.

o	The burn rate from operating activities, excluding changes in operating assets and liabilities, was $4,387,000 in the quarter and $8,248,000 for the six-month period compared to $4,988,000 and $15,400,000 for the corresponding periods in 2009. Excluding the revenues and fees associated with the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities, was $6,098,000 in the quarter and $11,671,000 for the six-month period compared to $6,699,000 and $14,268,000 for the corresponding periods in 2009.

o	In the event of approval of tesamorelin, the anticipated 2010 adjusted burn rate of $24,000,000 could be increased by 5 to 10%. Principal components of the potential increase in spending include the qualification of back-up suppliers for tesamorelin and the drug’s fill and finish operation, as well as preparations for the filing of a New Drug Submission in Canada. Most of these costs would be associated to projects that are non-repetitive in nature and would be related to the acceleration of activities in the current business plan.
Non-GAAP Measures
The Company uses measures that do not conform to generally accepted accounting principles (“GAAP”) to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, these measures should not be considered in isolation. The Company uses non-GAAP measures such as adjusted net loss and the adjusted burn rate from operating activities before changes in operating assets and liabilities, to measure its performance from one period to the next without including changes caused by certain items that could potentially distort the analysis of trends in its operating performance, and because such measures provide meaningful information on the Company’s financial condition and operating results. Please refer to the Management’s Discussion and Analysis for the three-month and six-month periods ended May 31, 2010 for more details on how these non-GAAP measures are calculated.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com.

Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy by the FDA, the receipt of milestone payments and/or royalties under the agreement entered into with EMD Serono, the filing of a New Drug Submission in Canada, and the potential increase in the adjusted burn rate. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the FDA does not approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, the risk that the payment of milestones is delayed or not received or that the royalties from the sale of tesamorelin are not received, the risk that the preparation of a New Drug Submission in Canada is delayed or is not completed, and the risk that the Company is unable to enter into commercial agreements with third parties to qualify back-up suppliers of tesamorelin.
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, sales of tesamorelin in the United States will be successful, no issue will occur in the preparation of a New Drug Submission in Canada, and the Company will be able to enter into commercial agreements with third parties to qualify back-up suppliers of tesamorelin.
Consequently, all of the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operation. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this press release.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on these risks and descriptions of these risks are disclosed in the “Risk and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009.

Information:
Andrea Gilpin
Vice President, IR & Communications
Phone: 514-336-7800, ext. 205
communications@theratech.com
Luc Tanguay
Senior Executive Vice President and
Chief Financial Officer
Phone: 514-336-7800, ext. 204
ltanguay@theratech.com

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